Exhibit 2.1

IOP SYSTEM PURCHASE AGREEMENT

This IOP SYSTEM PURCHASE AGREEMENT (this “Agreement”) is entered into, as of April 12, 2017 (the “Effective Date), by and between DOSE Medical Corporation, a Delaware corporation (“Seller”), and Glaukos Corporation, a Delaware corporation (“Buyer”).  Each of Seller and Buyer being a “Party,” and collectively, the “Parties”).

Background

WHEREAS, Seller is the owner of record of, or has rights in and to, certain intellectual property, license rights and other assets relating to the IOP System (as defined below) as set forth more fully in this Agreement;

WHEREAS, Seller wishes to sell, assign and transfer to Buyer, and Buyer wishes to purchase and obtain, all right, title, and interest in and to such intellectual property, license rights and other assets in accordance with the terms and conditions of this Agreement;

WHEREAS, Buyer is willing to assume certain obligations with respect to the IOP System in accordance with the terms and conditions of this Agreement; and

WHEREAS, Buyer and Seller wish to amend the terms of certain agreements between Buyer and Seller as set forth herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Agreement

1.        Definitions

“Assigned Agreements” means all of Seller’s rights under (a) the SM Development Agreement, SM Sublicense, and UofM Letter Agreement and (b) the vendor, consulting and other agreements listed in Schedule 1, including all rights of Seller to all past, present and future causes of action and claims for damages, injunctive relief and other remedies for any breach of such contracts by the counterparties, whether occurring before or after the Effective Date.

“Assigned Assets” means the (i) Assigned Patents, (ii) Assigned Materials, (iii) Assigned Know How, (iv) Assigned Tangible Assets, (v) all intellectual property rights included in or relating to any of the foregoing owned by Seller as of the Effective Date, (vi) all rights of Seller to all past, present and future causes of action and claims for damages, injunctive relief and other remedies for any infringement, violation or unauthorized use thereof, whether occurring before or after the Effective Date, and (vii) the Assigned Agreements.

“Assigned Know How” means all trade secrets and proprietary and confidential information and know-how relating to the IOP System or other Assigned Assets owned by Seller as of the Effective Date, including any source code in any Assigned Materials.

“Assigned Materials” means all documentation, reports, tests, summaries, presentations, software and other works of authorship relating to the IOP System or other Assigned Assets, including, without limitation, those contained in Seller's designated account at "box.com" pertaining to the IOP System, and including, as applicable, all copyrights therein, each to the extent owned by Seller as of the Effective Date.

“Assigned Patents” means (i) all U.S., international and foreign patents and patent applications listed on Schedule 1, (ii) all reissues, reexaminations, divisionals, renewals, extensions, foreign counterparts, continuations and continuations-in-part thereof, (iii) all patents and patent applications to which any of the foregoing claim priority, and (iv) all patents and patent applications claiming priority to any of the foregoing.

“Assigned Tangible Assets” means the tangible personal property identified on Schedule 1.

“Assumed Obligations” means (i) Seller’s obligations and liabilities under the SM Development Agreement, SM Sublicense, UofM Letter Agreement and other Assigned Agreements, but only to the extent arising after and relating to activities, acts or omissions occurring after the Effective Date, and (ii) any other obligations and liabilities of Seller set forth on Schedule 2.

“Docket”  means Seller’s (or its agents’) list or other means of tracking information relating to the prosecution or maintenance of the Assigned Patents throughout the world, including, without limitation, the names, addresses, email addresses, and phone numbers of prosecution counsel and agents, and information relating to deadlines, payments, and filings.

“IOP System” means the system and /or apparatus designed (i) to be implanted in or affixed to the human body (or any part thereof) and (ii) to monitor and/or measure at least one state or condition of the human body (or any part thereof) or any changes or other aspects affecting the human body (or any part thereof).

“Patent Files” means all files, documents and tangible things constituting, comprising or relating to the investigation, evaluation, preparation, prosecution, maintenance, defense, filing, issuance, registration, assertion or enforcement of the Assigned Patents, including the Docket, owned by Seller as of the Effective Date.

“Short Form Patent Assignment” means the short-form patent assignment agreement attached as Exhibit A.

"SM Development Agreement" means the Development Agreement, effective as of March 19, 2012, between Seller and Structured Microsystems LLC.

"SM Sublicense" means the Sublicense Agreement, dated February 12, 2013, between Seller and Structured Microsystems LLC.

"UofM Letter Agreement" means the letter agreement, dated January 25, 2013, among University of Michigan, Seller and Structured Microsystems LLC.

2.        Assignment of AsSETS; ASSUMED OBLIGATIONS

2.1        Purchase and Sale of Assigned Assets.  Upon payment of the Initial Payment as set forth in Section 3, and subject to the terms and conditions set forth herein, Seller agrees to assign, and hereby assigns, to Buyer all of its right, title and interest in and to all Assigned Assets.  To the extent that any moral rights relating to or constituting part of the Assigned Assets cannot be assigned under applicable law, Seller hereby waives and agrees not to assert against Buyer any and all such moral rights.

2.2        Assumed Obligations.  Buyer agrees to assume, and hereby assumes, all Assumed Obligations. On and after the Effective Date, Buyer shall be responsible for and pay, perform and discharge when due the Assumed Obligations.  Except for the Assumed Obligations, Buyer assumes no liabilities or obligations of Seller under this Agreement.

3.        INITIAL PAYMENT; MILESTONE PAymentS; Ongoing Expenses AND TAXES

3.1        Initial Payment.  As initial consideration for the assignment and delivery of the Assigned Assets, on the Effective Date, Buyer will pay to Seller US$5,500,000 (the “Initial Payment”).

3.2        Milestone Payments.  In addition to the Initial Payment, Buyer will pay to Seller further payments (each a "Milestone Payment") upon the occurrence of certain identified milestones with respect to the IOP System (each, a “Milestone Event”) as follows:

(a)         US$1,000,000 upon the initiation of in vivo testing of an on-demand IOP System with pressure readout in animals, with an implantable form factor, but not in final dimensions;

(b)         US$2,500,000 upon initiation of in vivo testing of a final, fully functioning version of the IOP System in humans;

(c)         US$1,000,000 upon submission of an Investigational Device Exemption (IDE) application to the U.S. Food and Drug Administration (“FDA”) for approval of a clinical study for the IOP System (“IDE Application”); and

(d)         US$5,000,000 upon FDA approval for the IOP System (whether PMA, 510(k), or other right to market in the U.S.).

3.3        Payments.  All payments shall be made in US Dollars by wire transfer to the account(s) designated by Seller in writing.  The Initial Payment shall be due and payable on the Effective Date and each Milestone Payment shall be due and payable within ten (10) business days after the achievement of the applicable Milestone Event.  Buyer shall notify Seller of the achievement of each Milestone Event within five (5) business days of such achievement.

3.4        Ongoing Expenses.  After the Effective Date, as between Buyer and the Seller, Buyer will be responsible for paying all fees, costs and expenses associated with the prosecution and maintenance of the Assigned Patents (which shall be deemed part of the "Assumed Obligations").

3.5        Taxes.  Buyer will be responsible for payment of all transfer taxes (other than income taxes of Seller applicable to the amounts received by Seller under this Agreement) in connection with the transfer of the Assigned Assets to Buyer.

4.        Deliverables; knowledge TRANSFER; BUYER EFFORTS

4.1        Deliverables.  Seller will deliver to Buyer:

(a)         on or before the Effective Date, the executed Short Form Patent Assignment provided as Exhibit A for the Assigned Patents.  Buyer will be responsible for all expenses associated with the filing of the executed Short Form Patent Assignment with the U.S. Patent and Trademark Office or the applicable jurisdiction outside of the U.S. in accordance with such jurisdiction’s law and practice;

(b)         within ten days following the Effective Date, all relevant information for legal counsel responsible for prosecuting and maintaining the Assigned Patents, and the Patent Files;

(c)         within ten days following the Effective Date, a copy of (i) the Assigned Materials, and (ii) all other tangible or electronic files, documents and other materials comprising the Assigned Assets; and

(d)         within ten days following the Effective Date, the Assigned Tangible Assets.

4.2       Knowledge Transfer.  At the reasonable request of Buyer at any time during the 12 month period immediately following the Effective Date, Seller will promptly provide to Buyer knowledge transfer with respect to the Assigned Assets, in all cases, including the Assigned Know How, which transfer will include, without limitation, disclosure of know-how, techniques, methods and processes.

4.3       Buyer Efforts.  Acting in good faith, Buyer will use commercially reasonably efforts to accomplish each Milestone Event after giving due consideration to the costs and expenses related to achieving each such Milestone Event compared to the likelihood of achieving commercial viability and reasonable profitability of the IOP System.

5.        FURTHER ASSURANCES

At the request of a Party, the other Party further agrees to perform all such lawful acts and to execute and deliver all such further assignments, assumptions and other lawful documents as may reasonably be necessary or desirable to confirm and effect the assignments and assumptions set forth in this Agreement, and to vest, perfect, protect and record rights in and to the Assigned Assets, and for the orderly transition of the prosecution and maintenance of the Assigned Patents, from Seller to Buyer and the assumption of the Assumed Obligations by Buyer.  In the event that Buyer is unable for any reason whatsoever to secure the Seller’s signature to any document Buyer is required to execute pursuant to the foregoing, Seller hereby irrevocably designates and appoints Buyer and its duly authorized officers and agents power of attorney to execute and file any such documents and to do all other lawfully permitted acts to further the purposes of the foregoing with the same legal force and effect as if executed by Seller.  This power of attorney will be deemed coupled with an interest and will be irrevocable.

6.        AMENDMENTS TO EXISTING AGREEMENTS

6.1        Amendment of Amended and Restated Patent License Agreement. Concurrently herewith, the Parties shall enter into the First Amendment to the Amended and Restated Patent License Agreement attached hereto as Exhibit B.

6.2        Amendment of Amended and Restated Transition Services Agreement. Upon the Effective Date, the termination date provided in Section 3 of that certain Amended and Restated Transition Services Agreement, dated as of June 30, 2015, between Buyer and Seller is hereby amended to “June 30, 2021.”

7.        CONFIDENTIALITY

Seller shall not, and shall not permit any of its affiliates to, disclose any of the Assigned Know How, to any third party at any time, except to its employees or independent contractors who have a need to know, and who are bound by written confidentiality agreements under terms and conditions no less restrictive than those set forth in this paragraph.  Seller will implement appropriate measures to protect the confidentiality and proprietary nature of the Assigned Know How, and in no case using less than a reasonable degree of care.  Notwithstanding the foregoing, Seller may disclose the Assigned Know How, but only in response to a subpoena issued by any governmental body, judicial entity or as otherwise may be required by law.  In the case of such disclosure, Seller shall promptly notify the Buyer of any such disclosure requirement, and the Parties shall cooperate with each other and use commercially reasonable efforts to obtain a protective order or limit the scope of disclosure.

8.        Representations and Warranties

8.1        Representations and Warranties of Seller.  Seller hereby represents and warrants to Buyer that, as of the Effective Date:

(a)         Seller has full power and authority and has obtained all third-party consents, approvals and/or other authorizations required to enter into this Agreement and to carry out its obligations under this Agreement, including, without limitation, the assignment of the Assigned Agreements and other Assigned Assets to Buyer (except for those consents to be obtained in connection herewith from Structured Micro Systems LLC and University of Michigan by Buyer);

(b)         This Agreement has been duly executed and delivered on behalf of Seller and constitutes a legal, valid and binding obligation that is enforceable against Seller in accordance with its terms;

(c)         The execution, delivery and performance of this Agreement by Seller does not conflict with, and will not result in a breach of, any agreement, instrument or understanding, oral or written, to which Seller may be bound, or violate any material law or regulation applicable to Seller;

(d)         Subject to the terms of the Assigned Agreements, Seller exclusively owns all right, title and interest in and to the Assigned Assets, and has good and valid title to the Assigned Assets, free and clear of any mortgage, charge, lien, security interest, pledge or encumbrance;

(e)         Subject to the required consent to transfer the Structured Micro Systems LLC and University of Michigan to be obtained by Buyer in connection herewith, Seller is not, and will not be, in material breach of any of the Assigned Agreements, and Seller is current on all payments due under the Assigned Agreements; and

(f)         There are no actions, suits, investigations, claims, or proceedings (other than those before the relevant government intellectual property office in the ordinary course of prosecution) pending, or in progress, or to Seller’s knowledge, threatened, relating in any way to the Assigned Assets.

8.2        Representations and Warranties of Buyer.  Buyer hereby represents and warrants to Seller that, as of the Effective Date:

(a)         Buyer has the full power and authority and has obtained all third-party consents, approvals and/or other authorizations required to enter into this Agreement and to carry out its obligations under this Agreement (except for those consents to be obtained in connection herewith from Structured Micro Systems LLC and University of Michigan by Buyer);

(b)         This Agreement has been duly executed and delivered on behalf of Buyer and constitutes a legal, valid and binding obligation that is enforceable against it in accordance with its terms; and

(c)         The execution, delivery and performance of this Agreement by Buyer does not conflict with, and would not result in a breach of, any agreement, instrument or understanding, oral or written, to which Buyer may be bound, or violate any material law or regulation applicable to Buyer.

9.        INDEMNIFICATION

9.1        Buyer Indemnification.  Buyer shall indemnify, defend and hold harmless Seller and its directors, officers, employees, stockholders, affiliates, agents, representatives, successors and assigns from and against any and all losses, liabilities, damages, demands, claims, actions, judgments, costs and expenses (including attorneys' fees) incurred by any of them as a result of, or based upon or arising from (i) any breach of any representation, warranty or covenant of Buyer set forth herein, (ii) any violation by Buyer of the terms and conditions hereof, or (iii) any of the Assumed Obligations.

9.2        Seller Indemnification.  Seller shall indemnify, defend and hold harmless Buyer and its directors, officers, employees, stockholders, affiliates, agents, representatives, successors and assigns from and against any and all losses, liabilities, damages, demands, claims, actions, judgments, costs and expenses (including attorneys' fees) incurred by any of them as a result of, or based upon or arising from (i) any breach of any representation, warranty or covenant of Seller set forth herein, (ii) any violation by Seller of the terms and conditions hereof, or (iii) any obligations or liabilities of Seller other than the Assumed Obligations.

10.      WARRANTY DISCLAIMERS

(a)         EXCEPT FOR THE FOREGOING REPRESENTATIONS AND WARRANTIES SET FORTH IN SECTION 8, NONE OF THE PARTIES MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE WHATSOEVER,  EXPRESS, IMPLIED, ARISING FROM COURSE OF DEALING OR USAGE OF TRADE, OR STATUTORY, AS TO THE ASSIGNED ASSETS OR ANY OTHER MATTER RELATING TO THIS AGREEMENT.  IN PARTICULAR, EACH OF THE PARTIES DISCLAIMS ANY AND ALL WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT AND ANY WARRANTIES ARISING IN LAW OR FROM COURSE OF DEALING, COURSE OF PERFORMANCE, OR USAGE OF TRADE.

(b)         Notwithstanding anything herein to the contrary, in no event shall the maximum cumulative liability of Seller hereunder or in connection herewith to Buyer and/or and its directors, officers, employees, stockholders, affiliates, agents, representatives, successors and/or assigns (regardless of the theory of liability) exceed the aggregate consideration received by Seller pursuant hereto (including the Initial Payment and any Milestone Payments).

11.      GENERAL PROVISIONS

11.1      Governing Law; Venue and Jurisdiction.  This Agreement will be governed by and construed and enforced in accordance with the laws of the State of California, United States, without giving effect to its conflict of law principles.  Any disputes with respect to this Agreement will be brought only in a State or Federal court of competent jurisdiction in Orange County, California, and each of the Parties agree to irrevocably submit to the exclusive jurisdiction and venue in such courts.

11.2      Notices.  All  notices, requests, claims, demands and other communications under this Agreement will be in writing and will be deemed delivered if (i) delivered personally or (ii) sent by electronic mail with delivery receipt requested, provided delivery will not be considered effective until such delivery receipt is received by the sending Party.  A Party may from time to time change its delivery address for notices under this Agreement by giving the other Parties written notice of such change in accordance with this paragraph.

DOSE Medical Corporation

Contact: Bruce Nogales

E-mail: bnogales@dosemedical.com

Glaukos Corporation

Contact:  Robert Davis

E-mail: rdavis@glaukos.com

11.3      Relationship of Parties.  The Parties are independent contractors.  Nothing in this Agreement will be construed to create a partnership, joint venture, franchise, fiduciary, employment or agency relationship between or among the Parties.  Neither Party has any express or implied authority to assume or create any obligations on behalf of the other Party or to bind the other Party to any contract, agreement or undertaking with any third party.

11.4      Equitable Relief.  Each of the Parties acknowledges and agrees that damages alone may be insufficient to compensate a Party for the breach of this Agreement by the other Party and that irreparable harm may result from such breach, and therefore, a Party will be entitled to injunctive relief or other equitable relief, as appropriate.

11.5      Severability.  If any provision of this Agreement is found to be invalid or unenforceable, then the remainder of this Agreement will have full force and effect, and the invalid provision will be modified, or partially enforced, to the maximum extent permitted to effectuate the original objective.

11.6      Waiver.  Failure by any Party hereto to enforce any term of this Agreement will not be deemed a waiver of future enforcement of that or any other term in this Agreement or any other agreement that may be in place between the Parties.

11.7      Assignment.  Except as provided hereunder, neither this Agreement nor any rights or obligations hereunder may be assigned or otherwise transferred by either Party without the prior written consent of the other Party (which consent shall not be unreasonably withheld); provided, however, that either Party may assign this Agreement and its rights and obligations hereunder without the other Party’s consent: (a) in connection with the transfer or sale of all or substantially all of the business of such Party to which this Agreement relates to a third party, whether by merger, sale of stock, sale of assets or otherwise or (b) to an affiliate, provided that the assigning Party shall remain liable and responsible to the non-assigning Party hereto for the performance and observance of all such duties and obligations by such affiliate of the assigning party.  Any assignment not in accordance with this Section 11.7 shall be null and void. Subject to the foregoing, this Agreement will bind and inure to the benefit of each of the Parties’ respective successors and assigns.

11.8      Miscellaneous.  This Agreement, including its exhibits, constitutes the entire agreement between the Parties with respect to the subject matter hereof and merges and supersedes all prior and contemporaneous agreements, understandings, negotiations, and discussions.  The section headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.  This Agreement is not intended to confer any right or benefit on any third party (including, but not limited to, any employee or beneficiary of any party).  No amendments or modifications will be effective unless in a writing signed by authorized representatives of each of the Parties.

11.9      Counterparts.  This Agreement may be executed in one or more counterparts, each of which will be deemed an original, and all of which together constitute one and the same instrument.

In witness whereof, intending to be legally bound, each of the Parties have executed this Agreement as of the Effective Date.

SELLER:		BUYER:

DOSE Medical Corporation		Glaukos Corporation

By:	/s/Bruce Nogales	By:	/s/Thomas W. Burns

Name:	Bruce Nogales	Name:	Thomas W. Burns

Title:	Pres. and CEO	Title:	CEO